September 30, 2014

By E-mail and Via Edgar

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ally Master Owner Trust
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Registration No. 333-167044-1

Dear Ms. Bancroft:

This letter responds to your letter dated September 12, 2014 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission. For your reference we have listed your questions and the corresponding answer.
Form 10-K of Ally Master Owner Trust
Servicer Assessment of Wells Fargo Bank, National Association
Exhibit 33.2 to Form 10-K

1.
We note in Exhibit 33.2 that the servicing participant’s description of the platform includes a reference to Appendix A, “which identifies the individual transactions defined by Management as constituting the ABS Platform for the Period.” We note, however, that there is no Appendix A attached to Exhibit 33.2. Please revise or advise. Please also confirm that all referenced appendices will be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In responding to our comment, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The company filed an amended Form 10-K/A on September 25, 2014, which included as Exhibit 33.2 the Report on Assessment of Compliance with Servicing Criteria concerning activities of Wells Fargo Bank, National Association for the year ended December 31, 2013 that properly included the referenced Appendix A.

The company confirms that all referenced appendices will be included in future filings.
The company hereby acknowledges its responsibility for the adequacy and accuracy of the disclosures in the filing.
In addition, the company further acknowledges that staff comments or changes to disclosure, does not foreclose the Commission from taking action with respect to the filing.
The company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (313) 656-3464 with any questions or comments regarding the foregoing.

Sincerely,

/s/ Ryan C. Farris
President
Ally Wholesale Enterprises LLC